Exhibit 99.1

El Limon Mine Update

Vancouver, October 5, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) (“B2Gold” or the “Company”) announces that operations at El Limon Mine in Nicaragua have halted as a result of an illegal blockade.

Since September 28, 2015 access to the operation of El Limon Mine and process facility have been blocked by a small group of workers, community members, and other persons not affiliated with El Limon Mine.

The illegal blockade commenced at the conclusion of a legal process instituted to dismiss three employees who were complicit in initiating prior illegal blockades. The dismissal was reviewed and sanctioned by the Ministry of Labour. The blockade has impeded access and increasingly threatened the safety of a significant majority of employees who want to continue working.

Several attempts to find a resolution have been made and are supported by the government, the Company and by two unions who represent the majority of workers at El Limon Mine.  Attempts at peaceful solutions have not been successful so far and the operation, community and majority of workers are now exposed to the consequence of aggressive illegal action imposed by a small number of individuals. The Company continues to work with the government and the two unions, who want to return to work immediately, to affect a rapid resolution of this illegal blockade.

El Limon Mine History

In 2009, B2Gold assumed ownership of the mine that had a long history of labour conflict, and was operating with an aged mill and mine equipment, and difficult work conditions.  It was recognized at the outset that labour peace was vital to renew the mine and operate it successfully. B2Gold working with the support of the Nicaraguan Government to promote labour stability, and with the three unions in cooperation, embarked on a program of investment and exploration designed to revitalize El Limon Mine, renewing the production fleet, the process facility, and the mine infrastructure.  Working conditions were improved and the Health and Safety Program revitalized. Since 2009, El Limon Mine, the community and the workforce has enjoyed stability previously not thought possible.  However, this year El Limon Mine has been subjected to four aggressive disturbances and illegal strikes led by a group of people who have interrupted the mine’s operations and put at risk the welfare and physical integrity of the Company’s workers and functionaries.

Year to date, production at El Limon has met or exceeded budget and, subject to a timely resolution of the current illegal dispute, the Company expects to meet 2015 guidance of 55,000-65,000 ounces of gold which represents approximately 11% of B2Gold’s 2015 gold production.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                     Shaun Johnson
Vice President, Investor Relations                                                Investor Relations Associate
604-681-8371                                                                                     604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks identified in B2Gold’s filings with Canadian 2 securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.